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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*



                            Foamex International Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    344123203
                  --------------------------------------------
                                 (CUSIP Number)


                             Sandip S. Khosla, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 25, 2008
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)
                                Page 1 of 8 pages

-----------------------
  CUSIP No. 344123203
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           The Goldman Sachs Group, Inc.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               16,732,217
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               16,732,217

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           16,732,217

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           6.5%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           HC-CO

------------------------------------------------------------------------------



                                Page 2 of 8 pages

-----------------------
  CUSIP No. 344123203
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman, Sachs & Co.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [X]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           New York
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               16,732,217
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               16,732,217

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           16,732,217

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           6.5%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           BD-PN-IA

------------------------------------------------------------------------------



                                Page 3 of 8 pages

                               AMENDMENT NO. 7 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                            FOAMEX INTERNATIONAL INC.


     The Goldman Sachs Group, Inc. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs", and, together with GS Group, the "Filing Persons")/1/ hereby amend and supplement the statement on Schedule 13D filed with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Foamex International Inc., a Delaware corporation (the "Company"), as most recently amended by Amendment No. 6 thereto filed April 23, 2008 (as amended, the "Schedule 13D"). Goldman Sachs and GS Group may be deemed, for purposes of this
Schedule 13D, to beneficially own from time to time Common Stock acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

     On June 20, 2008, the Company exercised put options it entered into with each of D. E. Shaw Laminar Portfolios, L.L.C., Sigma Capital Associates, LLC, CGDO, LLC (as agent and on behalf of Chilton Global Distressed Opportunities Master Fund, L.P.) and Q Funding III L.P., which resulted in an aggregate issuance of 150,676,925 shares of Common Stock. The Company also paid these parties a put option premium in shares of Common Stock, resulting in an additional aggregate issuance of 12,822,404 shares. Accordingly, 163,499,329 shares of Common Stock were issued on June 25, 2008. As a result, the Company had 192,074,709 shares of Common Stock outstanding as of June 25, 2008 (as reported to the Filing Persons by the Company).

     This Amendment No. 7 is being filed to report a decrease in the percentage of the Company's Common Stock which may be deemed to be beneficially owned by the Filing Persons, which change was due to an increase in the number of shares of Common Stock outstanding as a result of the transactions described above.

     The Filing Persons have not transacted in the Company's securities during the period since their most recently amended statement on Schedule 13D.

     The Filing Persons hereby expressly disclaim (i) the existence of, and any membership in, any group for purposes of Section 13(d) of the Act with any other person or entity and (ii) any beneficial ownership of securities held by any person or entity other than the shares of Common Stock beneficially owned by the Filing Persons.

------------------

     /1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.



                                Page 4 of 8 pages

Item 2 is hereby amended and restated as follows:

Item 2.  Identity and Background.
         ------------------------

     This  statement  on  Schedule  13D is being  filed by GS Group and  Goldman
Sachs.

     Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the NYSE Euronext and other national exchanges. Goldman Sachs is a wholly-owned subsidiary of GS Group. GS Group is a Delaware corporation and a bank holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities and investment management firm. The principal business address of each of the Filing Persons is 85 Broad Street, New York, New York 10004.

     The name, business address and present principal occupation or employment and citizenship of each director of GS Group are set forth in the amended
Schedule I hereto and are incorporated herein by reference.

     During the last five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on amended
Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in
Schedule II hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3 is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     Funds for shares of Common Stock which may be deemed to be beneficially owned by the Filing Persons came from the working capital of Goldman Sachs.

     No transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on
Schedule I hereto, during the period from April 26, 2008 through September 26, 2008, other than as described elsewhere herein.


Item 4 is hereby amended as follows:

Item 4.  Purpose of the Transaction.
         ---------------------------

     The Reporting Persons hereby expressly disclaim (i) the existence of, and any membership in, any group for purposes of Section 13(d) of the Act with any other person or entity and (ii) any beneficial ownership of securities held by any person or entity other than the shares of Common Stock beneficially owned by the Reporting Persons.


Item 5 is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     (a) As of September 26, 2008, there were 246,366,149 shares of Common Stock outstanding as reported to the Filing Persons by the Company.



                                Page 5 of 8 pages

     As reported to the Filing Persons by the Company, as of September 26, 2008, Goldman Sachs owned directly, and GS Group may be deemed to have owned indirectly, 5,271.9491 shares of of the Company's Series D Preferred Stock, inclusive of accrued dividends. Assuming a conversion date of September 26, 2008, the average of each volume weighted average price of the Company's Common Stock for each trading day during 30-trading day period ending five trading days prior to such date (i.e., the conversion price for the Series D Preferred Stock as of such date) was $0.440977. Accordingly, the 5,271.9491 shares of Series D Preferred Stock held by the Filing Persons would have been convertible into 11,955,156 shares of Common Stock if they had been converted as of such date.

     Accordingly, as of September 26, 2008, GS Group may be deemd to have benefically owned indirectly, and Goldman Sachs may be deemed to have beneficially owned directly, an aggregate of 16,732,217 shares of Common Stock, including (i) 4,777,061 shares of Common Stock acquired in the ordinary course of business by Goldman Sachs and previously reported in this Schedule 13D and
(ii) 11,955,156 shares of Common Stock through the Series D Preferred Stock, as described above, representing in the aggregate approximately 6.5% of the shares of Common Stock outstanding as of September 26, 2008 as reported to the Filing Persons by the Company and as calculated in accordance with Rule 13d-3(d)(1).

     The Filing Persons have not transacted in the Company's securities during the period since their most recently amended statement on Schedule 13D.

     The Filing Persons hereby expressly disclaim (i) the existence of, and any membership in, any group for purposes of Section 13(d) of the Act with any other person or entity and (ii) any beneficial ownership of securities held by any person or entity other than the shares of Common Stock beneficially owned by the Filing Persons.

     In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

     None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto may be deemed to have beneficially owned any shares of Common Stock as of September 26, 2008 other than as set forth herein.

     (c) No transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on
Schedule I hereto, during the period from April 26, 2008 through September 26, 2008, other than as described elsewhere herein.


Item 6 is hereby supplemented as follows:

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to the Securities of the Issuer.
         --------------------------------------------------------

     Goldman Sachs or another subsidiary of GS Group (collectively, "GS") may, from time to time, in the ordinary course of business, including as a broker, dealer, bank or investment advisor, be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give GS direct or indirect voting, investment or dispositive power over, securities of the Company and which may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the securities of the Company, the relative value of securities of the Company in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Company may be included, or a combination of any of the foregoing. Accordingly, GS disclaims any beneficial ownership in the securities that may be referenced in such contracts.

                                Page 6 of 8 pages

                                    SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 1, 2008

                                THE GOLDMAN SACHS GROUP, INC.


                                By:/s/ Yvette Kosic
                                   ----------------------------------------
                                Name:  Yvette Kosic
                                Title: Attorney-in-fact



                                GOLDMAN, SACHS & CO.


                                By:/s/ Yvette Kosic
                                   ----------------------------------------
                                Name:  Yvette Kosic
                                Title: Attorney-in-fact



                                Page 7 of 8 pages

                                    SCHEDULE I
                                   ----------

     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.


Name                               Present Principal Occupation
--------------------------------------------------------------------------------

Lloyd C. Blankfein                 Chairman of the  Board  and  Chief  Executive
                                   Officer of The Goldman Sachs Group, Inc.



Gary D. Cohn                       President  and  Co-Chief Operating Officer of
                                   The Goldman Sachs Group, Inc.



Jon Winkelried                     President  and  Co-Chief Operating Officer of
                                   The Goldman Sachs Group, Inc.



John H. Bryan                      Retired Chairman and  Chief Executive Officer
                                   of Sara Lee Corporation



Claes Dahlback                     Senior Advisor to Investor AB  and Foundation
                                   Asset Management



Stephen Friedman                   Chairman of Stone Point Capital




William W. George                  Professor  of  Management  Practice   at  the
                                   Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic,
                                   Inc.

Rajat K. Gupta                     Senior Partner Emeritus of McKinsey & Company




James A. Johnson                   Vice Chairman of Perseus, L.L.C.




Lois D. Juliber                    Former  Vice  Chairman  and  Chief  Operating
                                   Officer of the Colgate-Palmolive Company



Lakshmi N. Mittal                  Chairman  and  Chief  Executive  Officer   of
                                   ArcelorMittal S.A.



Ruth J. Simmons                    President of Brown University



                                Page 8 of 8 pages